Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

December 20, 2024

Re:	Venture Global, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted November 18, 2024

CIK No. 0002007855

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Purcell

Irene Barberena-Meissner

Dear Mr. Purcell and Ms. Barberena-Meissner:

On behalf of our client, Venture Global, Inc. (the “Company”), this letter sets forth the Company’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 5, 2024, relating to the Company’s Draft Registration Statement on Form S-1, as amended by Amendment No. 1 thereto submitted to the Commission on September 30, 2024, and as further amended by Amendment No. 2 thereto submitted to the Commission on November 18, 2024. The Company is publicly filing via EDGAR a further amended Registration Statement on Form S-1 (the “Registration Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Company’s responses below. All capitalized and uncapitalized (but defined) terms used and not defined herein shall have the meaning given to them in the Registration Statement. We have included page numbers to refer to the location in the Registration Statement where the revised language addressing a particular comment appears.

Amendment No. 2 to Draft Registration Statement on Form S-1

Use of Proceeds, page 99

1.

We note your response to prior comment 1 that you are currently unable to estimate the approximate anticipated percentage of the net proceeds from the offering you will allocate to each of the items disclosed in your Use of Proceeds section, and to the extent you are able to make such estimates prior to the offering, you will update the disclosure in your prospectus. If you do not have a current specific plan for the proceeds of this offering, please state this explicitly and discuss how you determined the size of the offering. Refer generally to Item 504 of Regulation S-K.

December 20, 2024
CIK No. 0002007855
1

Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 16, 17 and 100 of the Registration Statement to state that it does not have any specific plan for the net proceeds from the offering or any significant portion thereof and to state the principal purposes of the offering, in compliance with Item 504 of Regulation S-K.

The Company respectfully advises the Staff that while it has broadly considered a variety of uses for the proceeds of the offering, it has not allocated precise dollar amounts to specific uses of capital or to specific operating or capital requirements or plans. Please see the Company’s risk factor set forth under “Risk Factors—Risks Relating to this Offering and Ownership of Our Class A Common Stock—We have broad discretion in the use of our net proceeds from this offering and may not use them effectively.” The Company believes that it is impractical to quantify such potential uses of funds or to relate them to the size of the offering at this time, since its current potential alternatives for the use of proceeds could change significantly depending upon a variety of factors that make it difficult to estimate with any degree of precision how future capital resources will be deployed or to relate such factors the relative size of the offering. As a result, the Company has revised its disclosure to clarify the anticipated general uses of capital raised in the offering and to remove any potential inference that the Company has quantified how those proceeds will be allocated.

Additionally, the Company advises the Staff that it has not yet determined the size of the offering. The Company expects to determine the anticipated size of the offering prior to commencing the roadshow for the offering based on the principal purposes of the offering as disclosed in the Registration Statement, as well as the prevailing securities markets at the time of the offering and the pricing of the offering (which will be determined by negotiations between the Company and the representatives of the underwriters taking into account the factors described under “Underwriting—Pricing of the Offering” on page 292 of the Registration Statement).

Dividend Policy, page 100

2.

We note your disclosure indicating your board of directors declared a $160 million dividend, to be paid over four quarters, and stating that the initial $40 million payment was made on September 30, 2024. However, while you indicate that investors in the offering will not receive any portion of the initial payment, you disclose that the intended recipients of the $120 million balance include both Class A and Class B common shareholders as of a record date that is yet to be determined.

Please modify this disclosure as necessary to clarify whether purchasers of shares in the offering should expect to participate in the remaining $120 million accrued dividend, and if this is the case, also explain to us your rationale of correlating the board action and resulting obligation with future investors. Given that you had no Class B common shareholders as of September 30, 2024, please similarly explain how the board has declared a dividend that is payable to investors that do not yet exist. With regard to either of these scenarios, considering that dividends are generally regarded as a return on or of capital, and that future investors have not yet provided capital, it should be clear how in your view the board action and resulting obligation reconciles conceptually with the general character of dividends.

Please expand your disclosures in Note 14 on page F-19 to identify the line items utilized for your presentation of the dividend liability and the dividend payment in the balance sheet and cash flow statement, and expand your discussion of financing cash flows on page 144 to include commentary on the effects of the dividend.

December 20, 2024
CIK No. 0002007855
2

Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 101 of the Registration Statement to state that purchasers of shares in the offering should only expect to participate in the third and fourth dividend payments pursuant to the declared dividend to be paid on the last business day of the quarters ending March 31 and June 30, 2025. The Company has also revised the disclosure on page 101 of the Registration Statement to clarify that purchasers of shares in the offering will not be entitled to the first and second dividend payments pursuant to the declared dividend that were paid on September 30, 2024 or that are expected to be paid on December 31, 2024, respectively, because the record date for both of those dividend payments will have occurred prior to the completion of the offering. In addition, the Company has clarified the disclosure to reflect that the record dates for the third and fourth dividend payments are still to be determined by the Company’s board of directors, but are expected to occur following the completion of the offering, and that as a result all the holders of the Company’s outstanding Class A common stock and Class B common stock as of such record dates, including any purchasers of the Company’s Class A common stock in connection with the offering, will be entitled to such dividends. The Company respectfully advises the Staff that it will revise the disclosure in the Registration Statement in future iterations as necessary depending on the ultimate timing of such dividends and record dates.

The Company respectfully advises the Staff that its intention for the dividend was to declare such dividend to be payable to all holders of the Company’s outstanding common stock as of the applicable record date for each of the four dividend payments. Under the Company’s existing amended & restated certificate of incorporation and the amended & restated certificate of incorporation it plans to file in connection with the initial public offering, its Class A common stock and Class B common stock are required to be treated equally and ratably on a per share basis with respect to any such dividends. Even though the Company’s existing amended & restated certificate of incorporation currently authorizes both Class A common stock and Class B common stock, prior to the effectiveness of the registration statement, only shares of Class A common stock are outstanding. Following effectiveness of the registration statement but immediately prior to consummation of the offering, each share of Class A common stock held by Venture Global Partners II, LLC will convert into an equal number of fully paid and nonassessable shares of Class B common stock. Therefore, after consummation of the offering, the Company will have both Class A common stock and Class B common stock outstanding. As a result of the above, dividends payable to record holders of the Company’s outstanding common stock prior to the offering will be payable only to holders of Class A common stock by virtue of the fact that no Class B common stock will be outstanding, and any dividends payable to record holders of the Company’s outstanding common stock after consummation of the offering will be payable to both holders of Class A common stock and Class B common stock, in each case equally and ratably on a per share basis. Such shares of Class B common stock will have been issued upon conversion of an equivalent number of shares of Class A common stock that are currently outstanding (and were outstanding at the time the dividend was declared). In each case, each dividend payment is payable only to holders of record of outstanding shares of the Company’s common stock as of the applicable record date determined by the Company’s board of directors.

Additionally, the Company respectfully advises the Staff that the purpose of the cash dividend is to distribute profits to all holders of its outstanding common stock as of the applicable record date for each of the four dividend payments, regardless of the contemplated offering. Under DGCL 170, the directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends upon the shares of its capital stock either: (1) out of its surplus, as defined in and computed in accordance with Sections 154 and 244 of the DGCL, or (2) in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The Company acknowledges that because the dividend is to be paid over time in four separate quarterly dividend payments, up to two of those dividend payments could be paid following consummation of the offering depending on the ultimate timing of the offering. The record dates for these two dividend payments will be set by the Company’s board of directors in advance of the applicable dividend payment date consistent with the requirements of Section 213 of the DGCL.

December 20, 2024
CIK No. 0002007855
3

Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

As a result, purchasers of the Company’s Class A common stock in the offering may be entitled to receive such dividend payments if they are holders of record as of the applicable record date for any such dividend payments paid following consummation of the offering. The Company respectfully submits that the action to declare such dividend payment over time and to include holders of the Company’s common stock is not inconsistent with the Company’s original purpose of the cash dividend to distribute profits to its stockholders. Moreover, the Company was unable to fix the record date for these dividends to be a date more than 60 days prior to such dividend payment date in accordance with Section 213 of the DGCL.

In addition, the Company respectfully acknowledges the Staff’s comment related to the discussion in Note 14 on page F-19 and has revised the disclosure as follows (with underlined text marking new text):

“In September 2024, the Company’s Board of Directors declared the payment of cash dividends to the Company’s Class A common stockholders in an aggregate amount of $160 million that, subject to applicable law, will be paid on a pro rata basis in four equal installments of $40 million over four consecutive calendar quarters on the last business day of each such calendar quarter, commencing on September 30, 2024. Cash paid for dividends is recognized as Other financing activities in the Condensed Consolidated Statements of Cash Flows and accrued dividends are recognized as Accrued and other liabilities in the Condensed Consolidated Balance Sheets. See Note 8 – Accrued and Other Liabilities, for further discussion.”

The Company respectfully notes that the net change in financing cash inflows on page 145 is an increase of $6.9 billion, of which a net increase in cash outflows of $80 million, or 1%, is due to other financing activities which includes the payment of the dividend of $40 million. The Company determined that the change in cash paid for dividends, which is a component of the change in other financing activities, would not be quantitively or qualitatively material to a user of the financial statements for the nine months ended September 30, 2024, and will continue to monitor and disclose any material amounts in the future.

Management’s Discussion and Analysis, Contractual Obligations, page 137

3.

We note that you have excluded quantification of payments that will accrue on the $3.0 billion of VGLNG Series A preferred shares from your tabulation of the debt and interest expense obligations of VGLNG on page 138, as you have expressed in footnote (2). Please expand this disclosure to include quantification of annual payments that will accrue for an indefinite period on these instruments, and to reference the corresponding commentary on page 141.

Response:

The Company respectfully acknowledges the Staff’s comment and has expanded the disclosure on page 139 in footnote (2) to include the quantification of annual payments that will accrue on these instruments as follows (with underlined text marking new text):

“(2) Excludes $3.0 billion VGLNG Series A preferred shares presented as non-controlling interest and $270 million of corresponding annual preferred dividends that are subject to adjustment and accrue indefinitely, unless optionally redeemed in accordance with their terms. See section “VGLNG Series A Preferred Shares,” below, and “Description of Material Financing” included elsewhere in this prospectus, for more information.”

December 20, 2024
CIK No. 0002007855
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Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

LNG Industry Overview, page 154

4.	We note this section includes numerous projections from third party sources. Please revise to add prominent disclosure in this section emphasizing the prospective nature of these growth rates.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 155 through 172 of the Registration Statement to emphasize the prospective nature of the growth rates used by our third-party sources to calculate certain projections and we disclose. Additionally, the Company has revised the disclosure on pages ii and 155 of the Registration Statement to emphasize that we disclose industry and market data throughout the Registration Statement that uses prospective growth rates in its calculation of related estimates, forecasts and projections, and that these growth rates are subject to a high degree of uncertainty and risk.

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Please do not hesitate to contact me at (212) 450-4389 or marcel.fausten@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Marcel R. Fausten

Marcel R. Fausten

cc:	Michael Sabel, Chief Executive Officer

Jonathan Thayer, Chief Financial Officer

Keith Larson, General Counsel

Venture Global, Inc.

December 20, 2024
CIK No. 0002007855
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